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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                 RULE 13(a)-16 OR 15(d)-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                            ------------------------

                      FOR THE QUARTER ENDED JUNE 30, 2001

                                  FLAG LIMITED

             (Exact name of registrant as specified in its charter)

                                  CEDAR HOUSE
                                41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                    (Address of principal executive office)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

   Form 20-F --X--       Form 40-F -- --

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-2(b) under the Securities Exchange Act of 1934

      Yes -- --             No --X--

    This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended June 30, 2001. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for this quarter, as well as certain other information.

    The following unaudited condensed financial statements, in the opinion of the Company's management, reflect all adjustments necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  FLAG LIMITED

                                    FORM 6-K

                                     INDEX

                                                                           PAGE
                                                                         --------
PART I     FINANCIAL INFORMATION.......................................      3

ITEM 1:    FINANCIAL STATEMENTS........................................      3
      1.A  Consolidated Balance Sheets as of June 30, 2001 and December
             31, 2000                                                        3
      1.B  Consolidated Statements of Operations for the three months
             and six months ended June 30, 2001 and 2000...............      4
      1.C  Consolidated Statements of Comprehensive Income for the
             three months and six months ended June 30, 2001 and
             2000......................................................      5
      1.D  Consolidated Statements of Cash Flows for the three months
             and six months ended June 30, 2001 and 2000...............      6
      1.E  Notes to Consolidated Financial Statements..................      7

ITEM 2:    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS.................................     10

PART II    OTHER INFORMATION...........................................     15

ITEM 1:    LEGAL PROCEEDINGS...........................................     15
ITEM 2:    CHANGES IN SECURITIES.......................................     15
ITEM 3:    DEFAULTS UPON SENIOR SECURITIES.............................     15
ITEM 4:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.........     15
ITEM 5:    OTHER INFORMATION...........................................     15
ITEM 6:    EXHIBITS AND REPORTS FILED ON FORM 6-K......................     15

SIGNATURES.............................................................     16

PART I
ITEM 1.A

                                  FLAG LIMITED
                          CONSOLIDATED BALANCE SHEETS
                   AS OF JUNE 30, 2001 AND DECEMBER 31, 2000
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 2001          2000
                                                              (UNAUDITED)   (AUDITED)
                                                              -----------   ----------
ASSETS:
  Current assets:
    Cash and cash equivalents...............................  $    3,306    $    2,623
    Accounts receivable, net of allowance for doubtful
      accounts of $5,289 (2000-$5,289)......................      34,635        84,067
    Due from affliates and other receivables................      12,733         8,768
    Other receivables.......................................       7,572         3,354
                                                              ----------    ----------
  Total current assets......................................      58,246        98,812

  Restricted cash...........................................      93,831       111,453
  Capitalized financing costs, net of accumulated
    amortization of $6,987 (2000-$5,664)....................       9,750        11,073
  Property and equipment, net...............................     959,608     1,001,246
                                                              ----------    ----------
  Total assets..............................................  $1,121,435    $1,222,584
                                                              ==========    ==========
LIABILITIES:
  Current liabilities:
    Accrued construction costs..............................  $   21,138    $   49,139
    Accounts payable........................................       9,234        22,246
    Accrued liabilities.....................................      21,273        14,331
    Interest rate collars...................................         390            --
    Deferred revenue........................................      78,412        59,371
    Income taxes payable....................................       4,018         3,766
                                                              ----------    ----------
                                                                 134,465       148,853

  8 1/4% senior notes, due 2008, net of unamortized discount
    of $3,843 (2000-$4,134)                                      426,157       425,861
  Other long-term debt......................................      72,000        93,000
  Deferred revenue and other................................     209,603       210,158
  Deferred taxes............................................       3,298         3,358
                                                              ----------    ----------
  Total liabilities.........................................  $  845,523    $  881,230
                                                              ==========    ==========
SHAREHOLDER'S EQUITY:
  Class B common shares, $.0001 par value...................          64            64
  Additional paid-in capital................................     545,967       544,697
  Accumulated other comprehensive income - foreign currency
    translation.............................................        (756)         (418)
  Accumulated deficit.......................................    (269,363)     (202,989)
                                                              ----------    ----------
  Total shareholder's equity................................     275,912       341,354
                                                              ----------    ----------
  Total liabilities and shareholder's equity................  $1,121,435    $1,222,584
                                                              ==========    ==========

PART I

ITEM 1.B

                                  FLAG LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THREE MONTHS AND SIX MONTHS
                          ENDED JUNE 30, 2001 AND 2000
     (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                                      JUNE 30,                      JUNE 30,
                                             ---------------------------   ---------------------------
                                                 2001           2000           2001           2000
                                             (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                             ------------   ------------   ------------   ------------
REVENUES...................................  $     23,557   $     21,646   $     45,178   $     39,264

EXPENSES

  Operations and maintenance cost
    (including non-cash compensation
    expense of $150, $335, $300, $1,166)...         8,107          8,900         15,506         16,973

  Sales and marketing (including non-cash
    compensation expense of $113, $158,
    $226, $523)............................         2,828          2,787          5,324          6,937

  General and administrative (including
    non-cash compensation expense of $372,
    $651, $744, $2,282)....................        10,965          7,936         20,068         15,136

  Depreciation and amortization............        18,601         19,446         37,227         39,161
                                             ------------   ------------   ------------   ------------

                                                   40,501         39,069         78,125         78,207

OPERATING LOSS.............................       (16,944)       (17,423)       (32,947)       (38,943)

INTEREST EXPENSE...........................        10,971         13,036         22,348         26,059

INTEREST INCOME............................         1,182          1,803          2,536          3,477
                                             ------------   ------------   ------------   ------------

LOSS BEFORE INCOME TAXES...................       (26,733)       (28,656)       (52,759)       (61,525)

PROVISION FOR INCOME TAXES.................            18             37            465            130
                                             ------------   ------------   ------------   ------------

NET LOSS APPLICABLE TO COMMON
  SHAREHOLDERS.............................  $    (26,751)  $    (28,693)  $    (53,224)  $    (61,655)
                                             ============   ============   ============   ============

Basic and diluted loss per common share....  $      (0.04)  $      (0.05)  $      (0.08)  $      (0.10)

Weighted average common shares
  outstanding..............................   635,796,338    635,796,338    635,796,338    635,796,338

PART I

ITEM 1.C

                                  FLAG LIMITED
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                      FOR THE THREE MONTHS AND SIX MONTHS
                          ENDED JUNE 30, 2001 AND 2000
                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                      THREE MONTHS ENDED           SIX MONTHS ENDED
                                                           JUNE 30,                    JUNE 30,
                                                      2001          2000          2001          2000
                                                   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                   -----------   -----------   -----------   -----------
NET LOSS.........................................    $(26,751)     $(28,693)     $(53,224)     $(61,655)

Foreign currency translation adjustment..........         357            89            52            89

Loss on derivatives--effect of adoption..........          --            --           (94)           --

Loss on derivatives--change in fair value........         (44)           --          (296)           --
                                                     --------      --------      --------      --------

COMPREHENSIVE LOSS...............................    $(26,438)     $(28,604)     $(53,562)     $(61,566)
                                                     ========      ========      ========      ========

PART I
ITEM 1.D

                                  FLAG LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                      (EXPRESSED IN THOUSANDS OF DOLLARS)

                                                               JUNE 30,      JUNE 30,
                                                                 2001          2000
                                                              (UNAUDITED)   (UNAUDITED)
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss applicable to common shareholders................   $(53,224)     $(61,655)
  Adjustments to reconcile net loss to net cash provided by
    / (used in) operating activities:
    Amortization of financing costs.........................      1,323         1,169
    Provision for doubtful accounts.........................         --          (996)
    Senior debt discount....................................        296           295
    Non-cash stock compensation.............................      1,270         4,252
    Depreciation............................................     37,227        39,161
    Loss on disposal of fixed assets........................         --            84
    Deferred taxes..........................................          2            34
    Add / (deduct) net changes in assets and liabilities:
      Accounts receivable...................................     49,434         5,481
      Due from affiliate....................................         --           950
      Prepaid expenses and other assets.....................     (4,220)         (275)
      Accounts payable and accrued liabilities..............     (6,072)        6,592
      Income taxes payable..................................        252           (82)
      Due to affiliate......................................     (3,965)         (166)
      Deferred revenue and other............................     18,486        55,125
                                                               --------      --------
        Net cash provided by operating acilivities..........     40,809        49,969
                                                               --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred..................................         --        (2,802)
  Capital contribution from FLAG Telecom Holdings Ltd.......         --        25,000
  Payment of dividend.......................................    (13,150)           --
  Repayment of long-term debt...............................    (21,000)      (40,000)
  Decrease / (increase) in restricted cash..................     17,622       (24,741)
                                                               --------      --------
        Net cash used in financing activities...............    (16,528)      (42,543)
                                                               --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction................................    (22,000)       (2,344)
  (Purchase) / disposal of fixed assets, net................     (1,594)       (4,711)
  Proceeds from disposal of assets..........................         --            33
                                                               --------      --------
        Net cash used in investing activities...............    (23,594)       (7,022)
                                                               --------      --------
NET INCREASE IN CASH........................................        687           404
  Effect of foreign currency movements......................         (4)          (12)
CASH, beginning of period...................................      2,623         1,213
CASH, end of period.........................................   $  3,306      $  1,605
                                                               ========      ========
SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
  Increase in construction in progress......................   $     --      $     --
  Decrease in accrued construction costs....................    (22,000)       (2,344)
                                                               --------      --------
  Cash incurred for construction in progress................   $(22,000)     $ (2,344)
                                                               ========      ========
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid.............................................   $ 20,729      $ 24,729
                                                               ========      ========
  Taxes paid................................................   $     --      $    100
                                                               ========      ========

PART I

ITEM 1.E

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

1. BACKGROUND AND ORGANISATION

    FLAG Limited (the "Company") is a facilities-based provider of telecommunications capacity to licensed international carriers through its ownership of an independent, privately-owned digital fiberoptic undersea cable system, the FLAG Europe-Asia ("FEA") cable system. The FEA cable system links the telecommunications markets of Western Europe and Japan through the Middle East, India, Southeast Asia and China (the "FLAG Route"). The FEA cable system, which was placed in commercial service on November 22, 1997, cost approximately $1.6 billion to construct and consists of over 28,000 kilometers of fiberoptic cable.

    On February 26, 1999, the Company was part of a reorganization whereby FLAG Telecom Holdings Limited ("FLAG Telecom"), a Bermuda company, became the holding company of the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares, which were subsequently re-classified as Ordinary Shares and the shareholders of the Company transferred to FLAG Telecom 418,259,688 Ordinary Shares in exchange for an equal number of shares in FLAG Telecom. As a result of this reorganization, FLAG Telecom held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company ("Bell Atlantic"). On January 4, 2000, Bell Atlantic exchanged its remaining shares in the Company for shares in FLAG Telecom.

RISKS AND OTHER IMPORTANT FACTORS

    The Company's operations and ability to grow may be affected by risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to: the Company's ability to deploy sophisticated technologies on a global basis, the Company's ability to upgrade and expand its network and respond to customer demands and industry changes, regulatory enactments and changes, competition and pricing pressure, rapid technological change, adverse foreign economic or political events and other factors that are discussed in the Company's Registration Statement and subsequent periodic filings filed with the Securities and Exchange Commission.

2. BASIS OF PREPARATION

    The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles ("US GAAP") and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments necessary for a fair presentation of the results of operations for the three months and six months ended June 30, 2001 and 2000, the balance sheets as of June 30, 2001 and December 31, 2000, and the cash flows for the six months ended June 30, 2001 and 2000. Our accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2000. The results of operations for any interim period are not necessarily indicative of results for the full year.

                                  FLAG LIMITED

                   AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 REVENUE RECOGNITION

CAPACITY

    Capacity contracts are accounted for as leases. Capacity contracts that do not qualify for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. In compliance with FASB Interpretation No. 43, "Real Estate Sales, an Interpretation of FASB Statement No. 66," capacity contracts are deemed not to be sales of real estate and, therefore, are not accounted for as sales-type leases. The Company has recorded only operating leases for capacity transactions for the periods presented.

    Payments received from customers before the relevant criteria for revenue recognition are satisfied are included in deferred revenue.

    In exchange for construction costs incurred by suppliers, the Company granted credits to suppliers for future capacity. In addition, certain customers have committed to purchase capacity at a future date under signed capacity credit agreements. Amounts received under these agreements and the capacity credits granted to suppliers are recorded at fair value as deferred revenue until the date the credits are utilized, at which time the deferred revenue is recognized as earned. Amounts receivable under these capacity agreements are reflected within accounts receivable in the accompanying balance sheets.

OPERATIONS AND MAINTENANCE

    Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognized over the period the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance which are applicable to future periods.

3.2 DIRECT COSTS RELATED TO REVENUE

CAPACITY

    Costs of the system relating to capacity contracts accounted for as operating leases are recorded in property and equipment and are depreciated over the remaining economic life of the network.

OPERATIONS AND MAINTENANCE COSTS

    Operations and maintenance costs are expensed over the period to which the expenditure relates.

3.3 PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation. Capitalized costs include costs incurred under the FEA cable system construction contract, engineering and consulting fees, legal fees related to obtaining landing right licenses, interest costs, costs for the route surveys, indirect costs associated with the cable system and other costs necessary for developing the cable system. Depreciation is taken on a straight-line basis over the estimated useful lives of the property and equipment as follows:

Computer equipment....................................  3 years
Fixtures and fittings.................................  5 years
Leasehold improvements................................  Remaining lease term
Motor vehicles........................................  5 years
Cable systems.........................................  15 years

    The estimated useful life of the cable system is determined based on the estimated period over which it will generate revenue.

                                  FLAG LIMITED

                   AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

3.4 IMPAIRMENT OF LONG LIVED ASSETS

    The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long lived assets would be recognized by the Company.

3.5 NET LOSS PER COMMON SHARE

    Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares and common share equivalents outstanding during the period. For the three month periods ended June 30, 2001 and 2000 presented, no potentially dilutive securities have been included in the calculation of diluted net loss per share amounts as they would be antidilutive in periods in which a loss has been reported.

3.6 RESTRICTED CASH

    The Company designates funds held by a collateral trustee, in escrow or legally designated for specific projects or commitments by bank agreements, as long term restricted cash.

4. ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 133

    Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and 138, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows gains and losses on a derivative to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    The following effects were recorded in the accompanying condensed consolidated financial statements as a result of the adoption of SFAS No. 133:

    - The Company's interest rate collars are accounted for as effective cash flow hedges and, accordingly, upon adoption of SFAS No. 133 their fair values were recorded as liabilities in the balance sheet, with the corresponding effect of adoption recorded directly to accumulated other comprehensive income. A loss of $44 was recorded during the period.

PART I

ITEM 2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements made in this report on Form 6-K are as of the date of filing with the Securities and Exchange Commission (the "SEC") and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update information presented herein, except as may otherwise be required by law. The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this report and in other documents the Company files from time to time with the SEC, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

QUARTER ENDED JUNE 30, 2001 COMPARED WITH THE QUARTER ENDED JUNE 30, 2000

RESULTS OF OPERATIONS

REVENUES

    Total revenue for the quarter ended June 30, 2001, increased to $23.6 million as compared to $21.6 million for the quarter ended June 30, 2000. This increase is primarily due to the amortization of increased cumulative capacity sales and increased operations and maintenance revenue from the FEA cable system.

    Revenue recognized from the sale of capacity increased to $12.0 million for the quarter ended June 30, 2001, as compared to $11.4 million during the quarter ended June 30, 2000. This increase is primarily due to increased cumulative sales, being recognized over the life of the FEA cable system.

    Revenue recognized from operations and maintenance increased to $11.6 million for the quarter ended June 30, 2001, as compared to $10.2 million for the quarter ended June 30, 2000, reflecting the increased cumulative sales and activated capacity on the FEA cable system.

OPERATING EXPENSES

    During the quarter ended June 30, 2001, operations and maintenance costs decreased to $8.1 million, as compared to $8.9 million for the quarter ended June 30, 2000. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. Our agreements with the third party providers of operations and maintenance services allow for activity based variations in our expense which are reflected in the reduction in this expense for the quarter.

    During the quarter ended June 30, 2001, sales and marketing costs remained constant at $2.8 million, compared to $2.8 million incurred during the quarter ended June 30, 2000. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company.

    During the quarter ended June 30, 2001, general and administrative expenses increased to $11.0 million, as compared to $7.9 million during the quarter ended June 30, 2000. This increase is comprised principally of increased personnel costs and increased general overheads resulting from operational activity.

    For the quarter ended June 30, 2001, the Company recorded $18.6 million in respect of depreciation compared to $19.4 million for depreciation recorded in the quarter ended June 30, 2000.

    Costs for the quarter ended June 30, 2001 include charges for non-cash stock compensation expense of $0.6 million in respect of certain awards under FLAG Telecom's long-term incentive plan. These charges are required under US GAAP and have no effect on our cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    Interest expense on borrowings for the quarter ended June 30, 2001 is $11.0 million compared to $13.0 million during the quarter ended June 30, 2000. The decrease in interest expense of $2.0 million is attributable to a reduction in Company bank borrowings during the period. See also "Liquidity and Capital Resources."

    Interest income of $1.2 million was earned during the quarter ended
June 30, 2001 compared to $1.8 million earned during the quarter ended June 30, 2000. The interest income was earned on cash balances, short term investments and cash held by a collateral trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

    The provision for taxes was $0.02 million for the quarter ended June 30, 2001 compared to $0.04 million for the quarter ended June 30, 2000. The tax provisions for both quarters consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

    For the quarter ended June 30, 2001, the Company recorded a net loss of $26.8 million compared to a net loss of $28.7 million for the quarter ended June 30, 2000.

    Loss per common share was $0.04 for the quarter ended June 30, 2001 compared to a loss per common share of $0.05 for the quarter ended June 30, 2000.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH THE SIX MONTHS ENDED
JUNE 30, 2000

RESULTS OF OPERATIONS

REVENUES

    Total revenue for the six months ended June 30, 2001, increased to $45.2 million as compared to $39.3 million for the six months ended June 30, 2000. This increase is primarily due to the amortization of increased cumulative capacity sales and increased operations and maintenance revenue from the FEA cable system.

    Revenue recognized from the sale of capacity increased to $21.5 million for the six months ended June 30, 2001, as compared to $19.7 million during the six months ended June 30, 2000. This increase is primarily due to increased cumulative sales, being recognized over the life of the FEA cable system.

    Revenue recognized from operations and maintenance increased to $23.7 million for the six months ended June 30, 2001, as compared to $19.6 million for the six months ended June 30, 2000, reflecting the increased cumulative sales and activated capacity on the FEA cable system.

OPERATING EXPENSES

    During the six months ended June 30, 2001, operations and maintenance costs decreased to $15.5 million, as compared to $17.0 million for the six months ended June 30, 2000. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. Our agreements with the third party providers of operations and maintenance services allow for activity based variations in our expense which are reflected in the reduction in this expense for the six months.

    During the six months ended June 30, 2001, sales and marketing costs decreased to $5.3 million, as compared to $6.9 million incurred during the six months ended June 30, 2000. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. This decrease is due to the inclusion of non-recurring commission costs incurred in the first quarter of 2000.

    During the six months ended June 30, 2001, general and administrative expenses increased to $20.1 million, as compared to $15.1 million during the six months ended June 30, 2000. This increase is comprised principally of increased personnel costs and increased general overheads resulting from operational activity.

    For the six months ended June 30, 2001, the Company recorded $37.2 million in respect of depreciation compared to $39.2 million for depreciation recorded in the six months ended June 30, 2000.

    Costs for the six months ended June 30, 2001 include charges for non-cash stock compensation expense of $1.3 million in respect of certain awards under FLAG Telecom's long-term incentive plan. These charges are required under US GAAP and have no effect on our cash flows.

INTEREST EXPENSE AND INTEREST INCOME

    Interest expense on borrowings for the six months ended June 30, 2001 is $22.3 million compared to $26.1 million during the six months ended June 30, 2000. This is attributable to a reduction in Company bank borrowings during the period. See also "Liquidity and Capital Resources."

    Interest income of $2.5 million was earned during the six months ended June 30, 2001 compared to $3.5 million earned during the six months ended June 30, 2000. The interest income was earned on cash balances, short term investments and cash held by a collateral trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

    The provision for taxes was $0.5 million for the six months ended June 30, 2001 compared to $0.1 million for the six months ended June 30, 2000. The tax provisions for both periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET LOSS AND LOSS PER COMMON SHARE

    For the six months ended June 30, 2001, the Company recorded a net loss of $53.2 million compared to a net loss of $61.7 million for the six months ended June 30, 2000.

    Loss per common share was $0.08 for the six months ended June 30, 2001 compared to a loss per common share of $0.10 for the six months ended June 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

    On February 16, 2000, the Company amended its existing credit facilities to consist of a $150.0 million six-year term loan facility ($72.0 million of which remained outstanding at June 30, 2001 and $93.0 million of which was outstanding at December 31, 2000) and a $10.0 million revolving credit facility (none of which was outstanding at June 30, 2001 or December 31, 2000). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company. The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge by us of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, the Company paid fees and expenses to the joint lead arrangers totaling approximately $3.3 million.

    At the end of March 1998, the Company entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on the Company's credit facilities. Under the swap agreements, we paid a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of 5.79% on a notional amount of $100.0 million and the swap counterparty paid the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminated in July 2000. In August 2000 we entered into an interest rate collar transaction for an initial notional amount of $60.0 million, reducing in increments to $20.0 million in the final quarter of 2001. The transaction terminates on April 30, 2002. The collar is comprised of a LIBOR cap at 8% and a floor of 5.85%. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

    The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from operations and maintenance, investment income on cash and investment balances, borrowings under the revolving credit facility and available funds in reserve account.

    As of June 30, 2001, the Company had net current liabilities of $76.2 million compared to net current liabilities of $50.0 at December 31, 2000. The working capital deficit was primarily a result of the current accounts payable to the contractors which is classified as a current liability but for which the amounts held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

    Total cash provided by operating activities and used in investing activities during the six months ended June 30, 2001 was $40.8 million and $(23.6) million respectively. As of June 30, 2001, total cash had decreased to $97.1 million from $114.1 million at December 31, 2000, primarily due to the repayment of long term debt.

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    Total cash provided by operations and used in investing activities during the six months ended June 30, 2000 was $50.0 million and $(7.0) million respectively. These expenditures were funded from cash held as restricted cash.

IMPACT OF THE INTRODUCTION AND ADOPTION OF THE EURO

    On January 1, 1999, eleven of the 15 member countries of the European Union, including France, Italy and Spain, where the Company has operations, established fixed conversion rates between their existing sovereign currencies and a new currency called the "euro" (E). These countries adopted the euro as their common legal currency on that date. The euro trades on currency exchanges and is available for non-cash transactions. Until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries.

    The Company has operations within the European Union including some of the countries that have adopted the euro. The Company continues to evaluate the impact the euro will have on its continuing business operations within the overall scope of managing currency risk. However, the Company does not expect the introduction of the euro to have a material effect on the group's financial position or competitive position.

INFLATION

    In management's view, inflation in operating, maintenance and general and administrative costs will not have a material effect on our financial position over the long term.

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PART II

ITEM 1: LEGAL PROCEEDINGS

    The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is involved currently, individually and in the aggregate, is not material to us.

ITEM 2: CHANGES IN SECURITIES

    Not Applicable.

ITEM 3: DEFAULTS UPON SENIOR SECURITIES

    Not Applicable.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not Applicable.

ITEM 5: OTHER INFORMATION

    Not Applicable.

ITEM 6: EXHIBITS AND REPORTS FILED ON FORM 6-K

    Not Applicable.

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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 14th day of August 2001.

                                             FLAG LIMITED

                                             By:               /s/ NOEL DINSMORE
                                                  ------------------------------------------
                                                                 Noel Dinsmore
                                                            CHIEF FINANCIAL OFFICER

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